UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  February 27, 2008                   /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                        NEWS RELEASE - FEBRUARY 27, 2008

                    AMERA OPTIONS THREE GOLD PROJECTS IN PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to announce that it has signed a Letter of Intent with Geologix Explorations Inc. to earn up to a 70% interest in three gold properties totaling 3,200 hectares in Huancavelica Department, south-central Peru. The properties are all located within the prolific Southern Peru Epithermal Gold-Silver Belt that hosts the Liam, Santa Rosa, Orcopampa and Rescatada deposits.

"These three exciting gold projects are a great addition to Amera's property portfolio," stated Mr. Nikolaos Cacos, President and C.E.O. "Besides enhancing our exposure to gold, these properties present us with an excellent opportunity in making a significant discovery. Furthermore, we are pleased to have Geologix as a partner."

All three properties are located in a highly prospective geological environment characterized by hydrothermally-altered and geochemically anomalous Tertiary volcanic rocks typical of epithermal systems. This combined with nearby competitor activity and the location of the Geologix properties within the prolific Southern Peru Epithermal Gold-Silver belt makes these targets a high priority for Amera. A program of ground geophysics, detailed surface sampling and trenching aimed at delineating drill targets for testing by the end of 2008 will be commencing shortly.

Toro Blanco

Evidence of both high and low sulfidation gold mineralization is present on the 900ha Toro Blanco property where vuggy silica and quartz stockwork yield anomalous gold values. A total of 255 rock samples and 550 soil samples have been collected to date by Geologix defining a 1km by 1.5km gold-in-soil anomaly with results ranging from 0.005 to 662 ppm gold. Rock sample analyses range from
0.02 to 1.0 ppm gold. PIMA clay mineral surveys, multi-element geochemistry and regional geologic mapping suggest a high sulfidation system with low sulfidation overprint. The primary target is a high-temperature zone of epithermal mineralization at a shallow depth beneath the surface. Detailed geologic mapping, induced polarization geophysical studies (IP) and trenching will be used to delineate drill targets.

San Felipe

On the San Felipe property silicified ribs, pebble dikes and low sulfidation epithermal veins within a volcanic dome have been identified by Geologix work. A total of 201 rock samples and 229 soil samples have been collected to date. Rock sample assays range from 0.005 to 0.708 ppm gold in high sulfidation style zones and from 0.005 to 0.278 ppm in low sulfidation veins. Gold values are associated with anomalous epithermal pathfinder elements arsenic-antimony-mercury. The primary exploration targets on San Felipe are high sulfidation mantos and low sulfidation veins. Amera plans detailed geologic mapping and induced polarization (IP) geophysical surveys to delineate drill targets.


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NEWS RELEASE                                                   FEBRUARY 27, 2008
AMERA RESOURCES CORPORATION                                               PAGE 2
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Sura

The 1,900ha Sura property covers a 300m by 550m gold-in-soil anomaly with sample values ranging from 0.02 to 0.17 ppm gold. A larger but more poorly defined gold-in-soil anomaly extends 1.5km by 300m. A total of 160 rock samples and 180 soil samples have been collected from the property to date; rock analyses range from 0.005 to 0.12 ppm gold. Additional soil sampling is planned as well as geologic mapping and induced polarization (IP) surveying to outline high sulfidation bulk mineable gold targets.

Option Terms

In order to earn an initial 51% undivided interest in these projects, Amera must complete US$3,800,000 in exploration expenditures on each of the properties, including a minimum of $100,000 exploration commitment during the first year. Amera may earn an additional 10% interest in each of these projects by completing a positive feasibility study on each property within three years of earning its 51% interest. A further 9% interest may be earned by Amera by placing the property into commercial production within six years of earning its initial interest, for an aggregate 70% interest in the property.

If Amera does not complete a positive feasibility study by the third anniversary, Geologix may elect to become operator and if it completes a positive feasibility study within two years, Geologix may earn an additional 11% interest and if it places the property into commercial production, an additional 10 percent for an aggregate 70% interest in the property.

Peter Ellsworth, Licenced Geologist and Vice President Exploration for Amera, Qualified Person as defined by National Instrument 43-101, has reviewed the information contained in this release.

AMERA RESOURCES CORPORATION is a leading copper-gold-silver exploration company focused on the Americas. Its strength lies in the discovery and advancement of prospective properties throughout North and South America. Amera is in the midst of an aggressive exploration program focused on its property portfolio in Peru. The Company is currently drilling two properties and plans to advance various other high potential projects through drilling, geophysical and geochemical analysis in the coming year. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. Management is committed to growth and adding shareholder value through precious and base metal discoveries.


ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO


For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2008 NUMBER 3



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